Securities and Exchange Commission
                             Washington, D.C. 20549




                                    Form 11-K
                                  Annual Report



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



                   For the Fiscal Year Ended December 31, 2000




A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

            SENA 401(k) Plan for Union Members
            c/o Stora Enso North America Corp.
            510 High Street
            P.O. Box 8050
            Wisconsin Rapids, WI 54495-8050
            USA


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

            Stora Enso Oyj
            (Stora Enso Corporation)
            Kanavaranta 1
            P.O. Box 309
            00101 Helsinki,
            Finland

Stora Enso North America Corp.
SENA 401(k) Plan for Union Members

Financial Statements and Schedule
As of December 31, 2000 and 1999
Together with Report of Independent Public Accountants

Stora Enso North America Corp.
SENA 401(k) Plan for Union Members

Financial Statements
December 31, 2000 and 1999



Table of Contents


Report of Independent Public Accountants


Financial Statements

     Statements of Net Assets Available for Plan Benefits--December 31, 2000 and 1999

     Statement of Changes in Net Assets Available for Plan Benefits, for the Year Ended December 31, 2000


Notes to Financial Statements


Supplemental Schedule Supporting Financial Statements

     Schedule I: Schedule H, Line 4i: Schedule of Assets (Held at End of
     Year)--December 31, 2000

Report of Independent Public Accountants



To the Board of the SENA 401(k) Plan for Union Members:

We have audited the accompanying statements of net assets available for plan benefits of the SENA 401(k) Plan for Union Members (the "Plan"), formerly known as the Consolidated Employees' Tax-Saver and Investment Plan--II, as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule, as listed in the accompanying table of contents, are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits, for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
May 10, 2001

Stora Enso North America Corp.
SENA 401(k) Plan for Union Members

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999




                                                       2000            1999
                                                  --------------  --------------
Assets:
   Investments, at Fair Market Value-
     Master Trust                                     $4,165,538      $7,837,877
     Mutual Funds                                     73,121,032      66,304,700
   Loans to Participants                                 258,277         227,905
                                                  --------------  --------------

         Total Assets                                 77,544,847      74,370,482
                                                  --------------  --------------

   Net Assets Available for Plan Benefits            $77,544,847     $74,370,482
                                                  ==============  ==============




The accompanying notes to financial statements are an integral part of these statements.

Stora Enso North America Corp.
SENA 401(k) Plan for Union Members

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000




Additions:
   Investment (Loss) Income-
     Net Depreciation in Fair Value of Mutual Funds                $(15,636,611)
     Net Income in Master Trust                                       3,156,884
     Dividends and Interest                                           6,762,136
                                                                ----------------

         Net Investment Loss                                         (5,717,591)

   Contributions-
     Employee                                                        12,780,889
     Rollovers                                                          194,668
                                                                ----------------

         Total Contributions                                         12,975,557
                                                                ----------------

         Net Additions                                                7,257,966

Deductions:
   Benefits Paid to Participants                                     (3,000,062)
   Other Expenses                                                        (1,335)
   Transfer to Another Company Defined Contribution Plan, Net        (1,082,204)
                                                                ----------------

         Total Deductions                                            (4,083,601)
                                                                ----------------

         Net Increase                                                 3,174,365

Net Assets Available for Plan Benefits:
   Beginning of Year                                                 74,370,482
                                                                ----------------
   End of Year                                                      $77,544,847
                                                                ================




The accompanying notes to financial statements are an integral part of this statement.

Stora Enso North America Corp.
SENA 401(k) Plan for Union Members

Notes to Financial Statements
December 31, 2000 and 1999



(1) Description of the Plan-

    The following description of the SENA 401(k) Plan for Union Members (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

    At December 31, 2000, 3,019 employees, former employees, spouses, or spouses of former employees were participating in the Plan.

    General-

    The Plan is a defined contribution plan maintained by Stora Enso North America Corp. (the "Company") subsequent to August 31, 2000 and Consolidated Papers, Inc. ("CPI") prior to August 31, 2000 (see Note 3), under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company and those United States subsidiaries and affiliates of the Company which adopt the Plan with the Company's consent. All employees of the Company, other than employees of the Kimberly Mill, as defined, who belong to a collective bargaining unit and are not eligible to participate in the SENA 401(k) Plan are eligible to participate in the Plan. Prior to November 15, 2000, the Plan was named the Consolidated Employees' Tax-Saver and Investment Plan II (the "Prior Plan"). The Prior Plan was amended and renamed SENA 401(k) Plan for Union Members effective as of November 15, 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    The Plan was established in 1995. Under a trust agreement, Fidelity Management Trust Company of Boston, Massachusetts (the "Trustee") was appointed Trustee of the Plan.

    Plan Merger and Plan Transfers-

    Effective December 15, 2000, (the "Merger Date") a portion of the assets of the Consolidated Employees' Stock Ownership Plan (the "ESOP") attributable to ESOP participants that would be eligible to participate in the Plan were merged into the Plan. Assets of approximately $13,000 were transferred to the Plan on December 15, 2000. In addition, approximately $1,100,000 of Plan assets were transferred to another Company defined contribution plan for retirees who transferred from bargaining to non-bargaining status while working and would otherwise receive benefit payments from both plans. This transfer has been reflected in the Statement of Changes in Net Assets Available for Plan Benefits as "Transfer to Another Company Defined Contribution Plan".

    Contributions-

    Eligible employees can contribute an amount up to 15% of compensation as defined by the Plan, subject to certain limitations under the IRC. Certain collective bargaining units have negotiated with the Company to allow contributions up to 25% of compensation. During 2000, the maximum amount a participant could defer was $10,500. The Company does not provide a matching contribution.

    Vesting-

    Participants are immediately fully vested in their contributions and the earnings thereon.

    Benefits-

    If a participating employee terminates employment for any reason, the employee has the following distribution options with respect to any or all of their investment accounts:

         A.   Withdraw the entire balance in one lump sum.

         B. Withdraw the balance in a series of installments (quarterly or annually) over a period not exceeding ten years.

         C. Defer withdrawal to any time up to the end of the year in which age 701/2is attained.

         D. Withdraw the balance and transfer it to an eligible retirement plan.

    A participant may make the following withdrawals prior to termination:

         A. Withdrawal of their income deferral contributions for a hardship causing immediate and heavy financial needs (however, these withdrawals will generally be subject to a 10% penalty tax).

         B.   After age 59-1/2, withdraw the entire account balance.

         C. Borrow up to one-half of their account balance from the Plan for hardship purposes (as long as the loan is repaid, the 10% penalty tax will not apply).

    If a participant dies before distribution of their benefits, the benefits are distributed to the beneficiary designated by the participant.

    Participant Accounts-

    The Trustee maintains an account for each fund in which an employee participates. At the end of each business day the income earned, additional stock or units purchased, stock or units sold, and market appreciation or depreciation is posted to the account. The employee receives a statement showing the results of their investments in each fund every quarter. The employee also has daily telephone and internet access to the balance information.

    Investments-

    The Trustee of the Plan held the Plan's investments and executed transactions therein.

    Investment Options-

    The Plan provides for investments in a Master Trust and mutual funds. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

    Effective with the Acquisition in 2000 (see Note 3), the Consolidated Papers, Inc. Common Stock Fund was eliminated as an investment option when the Plan received approximately $23.59 in cash plus approximately 1.680 Stora Enso Oyj American Depositary Shares ("Stora Enso ADSs") for each share of CPI common stock held by the Plan. The Stora Enso ADSs received by the Plan were allocated and credited to the participants' accounts in the newly established SEO Unitized Stock Fund. The cash received by the Plan was allocated and credited to the participants' accounts in the Fidelity Money Market Trust: Retirement Government Money Market Portfolio Fund.

    The SEO Unitized Stock Fund and the Consolidated Papers, Inc. Common Stock Fund are master trust investment accounts ("Master Trust"). The Master Trust is a multiple plan trust, of which ownership is divided between the Plan, the Consolidated Employees' Stock Ownership Plan and the SENA 401(k) Plan based on allocated units of participation. Each participation unit has a value equal to the total fair value of the Master Trust's net assets divided by total participation units outstanding.

    During 2000, the Fidelity Equity Income Fund, the Fidelity Diversified International Fund, and the Franklin Small Cap Growth Fund I-Class A were added to the Plan as additional investment options. The Fidelity Value Fund was discontinued as an investment option and participants were able to transfer their balances to other investment options.

    A description of each investment option available for investment in 2000 or in 1999 is provided below:

         SEO Unitized Stock Fund-

         The Unitized Stock Fund invests in Stora Enso ADSs with a small portion in money market instruments for liquidity. This investment option is tied to the economic factors and market risk affecting Stora Enso Oyj.

         Consolidated Papers, Inc. Common Stock Fund-

         The Common Stock Fund invested primarily in the common stock of Consolidated Papers, Inc. with a small portion in money market instruments for liquidity. This investment option was tied to the economic factors and market risk affecting Consolidated Papers, Inc. As a result of the Acquisition this fund was eliminated (See Note 3).

         Fidelity Retirement Government Money Market Portfolio Fund-

         Retirement Government Money Market Fund is a money market fund. It seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities, and in repurchase agreements secured by these obligations.

         Fidelity Equity-Income Fund-

         Equity-Income Fund is a growth and income mutual fund. It seeks to provide reasonable income while considering the potential for capital appreciation. It seeks a yield that exceeds the yield of the securities in the Standard & Poor's 500 Index. It normally invests at least 65% of its assets in income-producing equity securities, which tends to lead to investments in large-cap stocks.

         Fidelity Diversified International Fund-

         Diversified International Fund is a growth mutual fund that invests overseas. It seeks to increase the value of the investment over the long-term through capital growth. It normally invests at least 65% of its assets in foreign securities.

         Fidelity Magellan Fund-

         Magellan Fund is a growth mutual fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign and domestic companies.

         Fidelity Asset Manager Fund-

         Asset Manager is an asset allocation mutual fund. It seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign equities, bonds and short-term instruments. In order to achieve its investment objective, the fund gradually shifts its assets among and across these groups as market or other conditions change. Normally, the fund will allocate its assets within the following investment parameters: 30-70% in stocks, 20-60% in bonds, and 0-50% in short-term instruments. Over time, the fund's allocation will fluctuate around a mix of 50% stocks, 40% bonds, and 10% short-term instruments.

         Fidelity Asset Manager Growth Fund-

         Asset Manager Growth is an asset allocation mutual fund. It seeks to maximize total return over the long-term by allocating its assets in all types of domestic and foreign stocks, bonds, and short-term instruments. Under normal conditions, a single reallocation decision will not involve more than 20% of the fund's total assets. Normally, the fund will allocate its assets within the following investment parameters: 50-100% in stocks, 0-50% in bonds, and 0-50% in short-term instruments. Over the long-term, its allocation will fluctuate around a mix of 70% stocks, 25% bonds, and 5% short-term instruments.

         Fidelity Asset Manager Income Fund-

         Asset Manager Income is an asset allocation mutual fund. It seeks a high level of current income by allocating its assets in all types of domestic and foreign stocks, bonds, and short-term instruments. When appropriate, the fund will consider the potential for capital appreciation. Under normal conditions, a single reallocation decision will not involve more than 10% of the fund's total assets. Normally, the fund will allocate its assets within the following investment parameters: 10-30% in stocks, 40-60% in bonds, and 10-50% in short-term instruments. Over time, the fund's allocation will fluctuate around a mix of 20% stocks, 50% bonds, and 30% short-term instruments.

         Fidelity Value Fund-

         Value Fund is a value mutual fund. It seeks long-term capital appreciation by investing in the securities of companies with valuable fixed assets, or in the securities of companies that its investment adviser believes are undervalued in relation to those companys' assets, earnings or growth potential. During 2000, this fund was discontinued as an investment option.

         Fidelity OTC Portfolio Fund-

         OTC Portfolio is a growth mutual fund. It seeks long-term capital appreciation by investing primarily in securities traded in the over-the-counter securities market. Securities in which the Portfolio may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges. These securities may be subject to more abrupt or erratic market movements than securities of larger companies and involve greater investment risk than more well-known companies.

         Spartan U.S. Equity Index Portfolio Fund-

         Spartan U.S. Equity Index Portfolio is an index fund. It seeks investment results that try to duplicate the composition and total return of the Standard & Poor's 500 Index, which is comprised of common stocks.

         Fidelity U.S. Bond Index Fund-

         U.S. Bond Index Fund is an index fund. It seeks investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The fund invests in investment grade (medium to high quality) or above debt securities with maturities of at least one year, including U.S. Treasury or government debt securities and corporate bonds, asset-backed and mortgage-backed debt securities and U.S. dollar-denominated foreign debt securities.

         Fidelity Puritan Fund-

         Puritan Fund is a value/blend mutual fund. It seeks as high of a level of current income as is consistent with the preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower quality, high-yield debt securities.

         Templeton Foreign Fund A-

         Templeton Foreign Fund A is a value mutual fund that invests internationally. It seeks to increase the value of the investment over the long-term through capital growth by investing primarily in common stocks, and it can purchase securities in any foreign country, developed or developing. Foreign investments involve greater risk and may offer greater potential returns than U.S. investments.

         Dreyfus Founders Growth Fund F-

         Founders Growth Fund F is a growth mutual fund. It seeks to increase long-term capital growth by investing in the common stocks of well-established, high-quality growth companies, both domestic and abroad. These companies tend to historically have solid performance records and financial strength, and have been in operation for at least three years.

         Neuberger Berman Genesis Trust-

         Neuberger Berman Genesis Trust is a value/blend mutual fund. It seeks to provide capital appreciation by investing primarily in common stocks of small-cap companies (those with market capitalizations of up to $1.5 billion at the time of investment). The portfolio looks for growth potential by investing in strong companies with solid performance histories and proven management. The portfolio diversifies among many companies and industries to reduce risk.

         Franklin Small Cap Growth Fund I-Class A-

         Small Cap Growth Fund I-Class A is a growth mutual fund. It seeks to increase the value of the investment over the long-term through capital growth. It invests primarily in equity securities of companies with market capitalizations of less than $1.5 billion at the time of the investment. The fund may also invest a portion of its assets in foreign securities, including those of developing markets issuers.

    Loans to Participants-

    A participant may borrow the lesser of $50,000 or 50% of their vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions. The interest rate is the prime rate and is fixed over the life of the loan.

(2) Summary of Significant Accounting Principles-

    Basis of Accounting-

    The accompanying financial statements are prepared on the accrual basis of accounting.

    Investment Valuation-

    Investments and investments of the Master Trust are stated at fair market value. Securities and funds traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

    The fair market value of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows:

                                                                       2000
                                                                  --------------

    Fidelity Retirement Government Money Market Portfolio Fund       $4,707,433
    Fidelity Magellan Fund                                           27,361,471
    Fidelity Asset Manager Growth Fund                                8,603,066
    Fidelity OTC Portfolio Fund                                      11,728,970
    Spartan U.S. Equity Index Portfolio Fund                          5,926,015

                                                                       1999
                                                                  --------------

    Fidelity Magellan Fund                                          $27,619,974
    Fidelity Asset Manager Growth Fund                                8,730,527
    Fidelity OTC Portfolio Fund                                       8,627,814
    Spartan U.S. Equity Index Portfolio Fund                          6,455,388

    Net Depreciation in Fair Value of Investments-

    Net realized and unrealized appreciation/(depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits as net depreciation in fair value of investments.

    Interest and dividends, net realized and unrealized appreciation (depreciation) from investment in the Master Trust is recorded on the accompanying financial statements as net income in Master Trust.

    During the year ended December 31, 2000, the Plan's investments, other than the investment in Master Trust, depreciated in fair value by $(15,636,611).

    Administrative Expenses-

    Administrative expenses reasonably incurred in the administration of the Plan are paid by the Company, except for fees related to loan administration.

    Accounting Estimates-

    The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the use of certain estimates by management in determining the Plan's assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

    Reclassifications-

    Certain amounts in the 1999 financial statements have been reclassified to be consistent with the current year presentation.

(3) Acquisition-

    Effective August 31, 2000, Stora Enso Acquisition, Inc., a wholly owned U.S. subsidiary of Stora Enso Oyj, Helsinki, Finland, acquired all of the outstanding shares of CPI for approximately $4.0 billion (the "Acquisition"). All of the shares of CPI were acquired and retired. Effective with the closing of the Acquisition, Stora Enso Acquisition Inc. changed its name to Stora Enso Consolidated Papers, Inc. In November of 2000, Stora Enso Consolidated Papers, Inc. changed its name to Stora Enso North America Corp.

(4) Investment in Master Trust-

    The Master Trust is a trust account established by the Company for the Plan, the Consolidated Employees' Stock Ownership Plan and the SENA 401(k) Plan. The Master Trust reinvests all dividend and interest income received on securities owned by the Master Trust. The value of the units in the Master Trust is adjusted each month to reflect the earnings on investments plus the appreciation or depreciation in the fair market value of the investments. Master Trust units may be redeemed by the Plan for an amount equal to their current fair value.

    The assets and liabilities of the Plan are commingled and are not segregated in the accounts of the Master Trust. The assets and liabilities of the Master Trust are as follows:

                                                         December 31,
                                              ---------------------------------
                                                    2000             1999
                                              ---------------- ----------------
    Assets:
       Investments at Market Value-
         Cash and Cash Equivalents                   $258,523      $2,505,227
         Common Stocks                             27,664,271      57,640,315
                                              ---------------- ----------------

             Total Investments                     27,922,794      60,145,542

       Receivables                                    103,999       1,010,089
                                              ---------------- ----------------

             Total Assets                          28,026,793      61,155,631
                                              ---------------- ----------------

    Liabilities:
       Benefit Claims Payable                         (84,141)       (274,777)
                                              ---------------- ----------------

             Total Liabilities                        (84,141)       (274,777)
                                              ---------------- ----------------

    Total Master Trust Net Assets                 $27,942,652     $60,880,854
                                              ================ ================

    The Master Trust's investments, and related income, are allocated to each of the aforementioned plans, based on the percentage of participant contributions of each plan compared to the total participant contributions of all the plans.

    At December 31, 2000 and 1999, the Plan's interest in the Master Trust represented 14.9% and 12.9% of the total investment balance of the Master Trust.

    Investment income is allocated monthly, based on the beginning of the month net asset balance of each plan. Master Trust income for the year ended December 31, 2000 is as follows:

    Interest and Dividends                                  $1,272,343
    Realized Gains, Net                                     20,010,615
    Unrealized Appreciation in Common Stock                  2,812,334
                                                        ---------------

             Total Master Trust Income                     $24,095,292
                                                        ===============

(5) Income Tax Status-

    The Internal Revenue Service issued a determination letter August 11, 1997 stating that the Plan was designed and being operated in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and legal counsel believe that the Plan continues to be designed and operated in compliance with the applicable requirements of the IRC and, as such, that the Plan was qualified and that the related trust was tax-exempt for the years ended December 31, 2000 and 1999.

(6) Plan Termination-

    Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

(7) Related Party Transactions-

    The Plan periodically invests in a money market fund and mutual funds managed by the Trustee and a fund invested in the common stock of the Company. These transactions, which are included in the supplemental schedules, are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

(8) Subsequent Event-

    Effective December 31, 2000, Consolidated Water Power Company, a wholly owned subsidiary of the Company, sold its interest in Wisconsin River Power Company and Subsidiary ("WRP") to Wisconsin Public Service Corporation ("WPS"). In accordance with the Agreement for Purchase and Sale of Stock, WRP continued as a participating employer in the Plan through March 31, 2001. The active employees of WRP who were participating in the Plan on March 31, 2001 had their accounts trust-to-trust transferred to the Wisconsin Public Service Corporation Employees Savings Plan and Trust - 401(k) Plan on March 31, 2001. Assets of approximately $107,000 were transferred from the Plan.

                                               E.I. No. 39-2003332, Plan No. 004
                                                                      Schedule I



Stora Enso North America Corp.
SENA 401(k) Plan for Union Members

Schedule H, Line 4i:  Schedule of Assets (Held at End of Year)--
December 31, 2000


                                                                  Shares/          Market
                                                                   Units            Value
                                                                -----------     -------------
*Fidelity Investment Funds:
   Retirement Government Money Market Portfolio Fund              4,707,433       $4,707,433
   Equity-Income Fund                                                28,343        1,514,387
   Diversified International Fund                                     8,879          194,809
   Magellan Fund                                                    229,350       27,361,471
   Asset Manager Fund                                               193,677        3,257,655
   Asset Manager Growth Fund                                        540,733        8,603,066
   Asset Manager Income Fund                                         56,336          660,817
   OTC Portfolio Fund                                               285,724       11,728,970
   Spartan U.S. Equity Index Portfolio Fund                         126,597        5,926,015
   U.S. Bond Index Fund                                              83,456          883,795
   Puritan Fund                                                     138,500        2,607,958

Templeton Foreign A Fund                                            132,850        1,373,666

Dreyfus Founders Growth Fund F                                      165,065        2,315,861

Neuberger Berman Genesis Trust                                       41,049        1,098,073

Franklin Small Cap Growth Fund I--Class A                            22,554          887,056

Loan Fund--Various Plan Participants (Interest Rates Ranging
  from 8.5% to 9.5%)                                                                 258,277
                                                                               --------------
         Total Investments                                                       $73,379,309
                                                                               ==============


*Indicates party-in-interest.

The accompanying notes to financial statements are an integral part of this schedule.

Exhibits:

         The financial statements of the SENA 401(k) Plan for Union Members for the fiscal year ended December 31, 2000 were audited by Arthur Andersen LLP, independent accountants, as set forth in their report thereon dated May 10, 2001, included herein. During October of 2001, Stora Enso Oyj (Stora Enso Corporation) dismissed Arthur Anderson LLP as its independent public accountants. Arthur Andersen LLP has not consented to the inclusion of its report on the financial statements for the fiscal year ended December 31, 2000 contained in this annual report. Rule 437a of the Securities Act of 1933, as amended, permits the inclusion of Arthur Andersen LLP's report on the financial statements contained in this annual report without their consent. Because Arthur Andersen LLP has not consented to the inclusion of its report in this annual report, your ability to recover for claims against Arthur Andersen LLP may be limited. In particular, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein.

Exhibit 99 Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) - Filed herewith.



                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the SENA 401(k) Board has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       SENA 401(k) Plan for Union Members

Dated: September 29, 2003              By /s/ Dawn E. Neuman
                                          -----------------------------
                                          Dawn E. Neuman
                                          Member, SENA 401(k) Board